The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

FILED PURSUANT TO RULE 424(B)(5)

REGISTRATION NO: 333-161712

PROSPECTUS SUPPLEMENT (Subject to Completion)

(To Prospectus dated September 3, 2009)

Issued March 18, 2011

                 Shares

SunTrust Banks, Inc.

Common Stock

We are offering                      shares of our common stock, par value $1.00 per share. Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “STI.” On March 17, 2011, the last reported sale price of our common stock on the NYSE was $28.25 per share.

We also plan to undertake an offering of our senior notes. The net proceeds from the offering of the common stock and the notes, together with available cash on hand, will be, subject to consultation with our banking regulators and the approval of the United States Treasury, used to repurchase all of our outstanding Fixed Rate Cumulative Preferred Stock, Series C and all of our outstanding Fixed Rate Cumulative Preferred Stock, Series D issued to the United States Treasury under the Capital Purchase Program. See “Use of Proceeds” for more information.

The common stock and notes are being offered separately, and the closing of the offering of the common stock is not conditioned on the closing of the offering of notes or vice versa.

Our common stock is not a savings account, deposit or other obligation of any of our bank or non-bank subsidiaries and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses and commissions, to SunTrust Banks, Inc.	$	$

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about March     , 2011.

Goldman, Sachs & Co.                  Morgan Stanley                  SunTrust Robinson Humphrey

Prospectus Supplement dated March     , 2011

Prospectus Supplement

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.”

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “SunTrust,” “we,” “us,” “our” or similar references mean SunTrust Banks, Inc. and its subsidiaries.

If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This prospectus supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this prospectus supplement and in the documents referred to in this prospectus supplement and which are made available to the public. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase, any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the “SEC.” Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. To receive copies of public records not posted to the SEC’s web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available at the offices of the NYSE. For further information on obtaining copies of our public filings at the NYSE, you should call 212-656-3000.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act” (other than, in each case, information that is deemed not to have been filed in accordance with SEC rules), prior to the termination of the offering:

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Current Reports on Form 8-K dated December 31, 2010, February 7, 2011 and March 9, 2011 (Item 8.01 only); and

•

the description of SunTrust’s common stock, $1.00 par value per share, contained in our Registration Statement on Form 8-A, under Section 12(b) of the Exchange Act, filed March 5, 2003, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing or calling us at the following address:

SunTrust Banks, Inc.

303 Peachtree Street, NE

Atlanta, Georgia 30308

Telephone: 404-588-7711

Attn: Corporate Secretary

We have also filed a registration statement (No. 333-161712) with the SEC relating to the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the common stock. The registration statement may contain additional information that may be important to you.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information included or incorporated by reference in this prospectus supplement may contain forward-looking statements, including statements about credit quality and the future prospects of SunTrust. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Such statements are based upon the current beliefs and expectations of SunTrust’s management and on information currently available to management. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Exchange Act. Such statements speak as of the date hereof, and SunTrust does not assume any obligation to update the statements included or incorporated by reference herein or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found beginning on page 8 of SunTrust’s Annual Report on Form 10-K for the year ended December 31, 2010 and elsewhere in SunTrust’s periodic reports and Current Reports filed on Form 8-K with the SEC and available at the SEC’s internet site (http://www.sec.gov). Those factors include:

•	difficult market conditions have adversely affected our industry;

•	concerns over market volatility continue;

•	recently enacted legislation, legislation enacted in the future, and certain proposed federal programs subject us to increased regulation and may adversely affect us;

•	we have not yet received permission to repay Troubled Asset Relief Program funds;

•	the Dodd-Frank Act makes fundamental changes to the regulation of the financial services industry, some of which may adversely affect our business;

•	we may be subject to higher deposit insurance assessments;

•	we are subject to capital adequacy and liquidity guidelines and, if we fail to meet these guidelines, our financial condition would be adversely affected;

•	emergency measures designed to stabilize the U.S. banking system are beginning to wind down;

•	we are subject to credit risk;

•	our allowance for loan and lease losses may not be adequate to cover our eventual losses;

•	we will realize future losses if the proceeds we receive upon liquidation of nonperforming assets are less than the carrying value of such assets;

•	weakness in the economy and in the real estate market, including specific weakness within our geographic footprint, has adversely affected us and may continue to adversely affect us;

•	weakness in the real estate market, including the secondary residential mortgage loan markets, has adversely affected us and may continue to adversely affect us;

•

we are subject to certain risks from originating, selling, and holding mortgages, including the risk that we may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could harm our liquidity, results of operations, and financial condition;

•	we are subject to risks related to delays in the foreclosure process;

•	we may continue to suffer increased losses in our loan portfolio despite enhancement of our underwriting policies;

•	as a financial services company, adverse changes in general business or economic conditions could have a material adverse effect on our financial condition and results of operations;

•	changes in market interest rates or capital markets could adversely affect our revenue and expense, the value of assets and obligations, and the availability and cost of capital or liquidity;

•	the fiscal and monetary policies of the federal government and its agencies could have a material adverse effect on our earnings;

•	depressed market values for our stock may require us to write down goodwill;

•	clients could pursue alternatives to bank deposits, causing us to lose a relatively inexpensive source of funding;

•	consumers may decide not to use banks to complete their financial transactions, which could affect net income;

•	we have businesses other than banking which subject us to a variety of risks;

•	hurricanes and other natural or man-made disasters may adversely affect loan portfolios and operations and increase the cost of doing business;

•	negative public opinion could damage our reputation and adversely impact business and revenues;

•	the soundness of other financial institutions could adversely affect us;

•	we rely on other companies to provide key components of our business infrastructure;

•	we rely on our systems, employees, and certain counterparties, and certain failures could materially adversely affect our operations;

•	we depend on the accuracy and completeness of information about clients and counterparties;

•	regulation by federal and state agencies could adversely affect the business, revenue, and profit margins;

•	competition in the financial services industry is intense and could result in losing business or margin declines;

•	maintaining or increasing market share depends on market acceptance and regulatory approval of new products and services;

•	we may not pay dividends on our common stock;

•	our ability to receive dividends from our subsidiaries could affect our liquidity and ability to pay dividends;

v

•	disruptions in our ability to access global capital markets may negatively affect our capital resources and liquidity;

•	any reduction in our credit rating could increase the cost of our funding from the capital markets;

•	we have in the past and may in the future pursue acquisitions, which could affect costs and from which we may not be able to realize anticipated benefits;

•	we are subject to certain litigation, and our expenses related to this litigation may adversely affect our results;

•	we depend on the expertise of key personnel, and if these individuals leave or change their roles without effective replacements, operations may suffer;

•

we may not be able to hire or retain additional qualified personnel and recruiting and compensation costs may increase as a result of turnover, both of which may increase costs and reduce profitability and may adversely impact our ability to implement our business strategy;

•	our accounting policies and processes are critical to how we report our financial condition and results of operations, and require management to make estimates about matters that are uncertain;

•	changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition;

•	our stock price can be volatile; our disclosure controls and procedures may not prevent or detect all errors or acts of fraud;

•	our financial instruments carried at fair value expose us to certain market risks;

•	our revenues derived from our investment securities may be volatile and subject to a variety of risks; and

•	we may enter into transactions with off-balance sheet affiliates or our subsidiaries.

SUMMARY

The following information should be read together with the information contained in or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. It may not contain all the information that is important to you. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before making a decision about whether to invest in the common stock. To the extent the following information is inconsistent with the information in the accompanying prospectus, you should rely on the following information. If any statement in this prospectus supplement conflicts with any statement in a document which we have incorporated by reference, then you should consider only the statement in the more recent document. You should pay special attention to the “Risk Factors” section of this prospectus supplement to determine whether an investment in the common stock is appropriate for you.

SunTrust Banks, Inc.

SunTrust Banks, Inc., with total assets of $172.9 billion as of December 31, 2010, is one of the nation’s largest financial services holding companies.

Through our flagship subsidiary, SunTrust Bank, we provide deposit, credit and trust and investment services. Additional subsidiaries provide mortgage banking, insurance, asset management, equipment leasing, brokerage and capital market services. SunTrust’s client base encompasses a broad range of individuals and families, high-net-worth clients, businesses and institutions.

SunTrust enjoys strong market positions in some of the highest-growth markets in the United States and also serves clients in selected markets nationally. Our priorities include consistency in financial performance, quality in customer service and a strong commitment to all segments of the communities we serve.

As of December 31, 2010, SunTrust had 1,668 retail and specialized service branches and 2,918 ATMs, which are located primarily in Florida, Georgia, Maryland, North Carolina, South Carolina, Tennessee, Virginia and the District of Columbia. In addition, SunTrust provides clients with a selection of technology-based banking channels including Internet, PC and Telephone Banking. Our internet address is www.suntrust.com. Information presented on or accessed through our web site is not incorporated into, or made a part of, this prospectus supplement.

As of December 31, 2010, SunTrust had total assets under advisement of $195.5 billion. This includes $160.9 billion in trust assets as well as $34.6 billion in retail brokerage assets. SunTrust’s mortgage servicing portfolio was $167.2 billion as of December 31, 2010.

See “Recent Developments” concerning (i) the anticipated repurchase of our Series C Preferred Stock and Series D Preferred Stock, (ii) our anticipated offering of senior notes and (iii) the first quarter of fiscal 2011,

Our common stock is traded on the New York Stock Exchange under the ticker symbol “STI.” Our principal executive offices are located at SunTrust Banks, Inc., 303 Peachtree Street, NE, Atlanta, Georgia 30308. Our telephone number is 404-588-7711.

Summary of the Offering

The following summary contains basic information about the common stock and the offering and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the common stock, you should read the section of this prospectus supplement entitled “Description of Capital Stock.”

Common stock we are offering	shares

Common stock outstanding after this offering	shares(1)(2)

Use of proceeds after expenses	We expect to receive net proceeds from this offering of approximately $ , after expenses and underwriting commissions. We intend to notify the United States Treasury of our intent to repurchase all of the 35,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”) and all of the 13,500 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series D (the “Series D Preferred Stock”) issued to the United States Treasury under the Capital Purchase Program (the “CPP”) established by the United States Treasury as part of its Troubled Asset Relief Program (“TARP”) as authorized by the Emergency Economic Stabilization Act of 2008 (the “EESA”). If permitted to do so, we expect to fund any such repurchases with the proceeds of this offering together with the proceeds from a proposed offering of senior notes (the “Senior Notes Offering”) and other funds. We currently anticipate based on discussion with our banking regulators that we will be permitted to repurchase the Series C Preferred Stock and Series D Preferred Stock following consummation of this offering. If the repurchase is not permitted, we will use the net proceeds from this offering for general corporate purposes. See “Recent Developments—Repurchase of Series C and Series D Preferred Stock” and “Recent Developments—Proposed Senior Notes Offering.”

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

NYSE symbol	“STI”

Conflicts of Interest

SunTrust Robinson Humphrey, Inc., our subsidiary, is participating in this offering of common stock as an underwriter. Accordingly, this offering is being conducted in compliance with the provisions of FINRA Rule 5121. SunTrust Robinson Humphrey, Inc. is not permitted to sell the common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the customer to which the account relates.

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 500,435,823 shares of common stock outstanding as of December 31, 2010.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes 7,912,073 shares of common stock issuable under our stock compensation plans and the warrants for 17,900,182 shares of common stock held by the United States Treasury.

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks related to our common stock described below, the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2010 and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks related to our common stock and faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

The Price of Our Common Stock May Fluctuate Significantly, and This May Make It Difficult for You to Resell Shares of Common Stock Owned by You at Times or at Prices You Find Attractive.

The price of our common stock on the NYSE constantly changes. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the market prices for our common stock.

Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•

changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our common stock or those of other financial institutions;

•	operating results that vary from the expectations of management, financial analysts and investors;

•	speculation in the press or investment community generally or relating to our reputation or the financial services industry;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•	actions by our current shareholders, including sales of common stock by existing shareholders and/or directors and executive officers;

•	the operating and securities price performance of companies that investors consider comparable to us;

•	future sales of our equity or equity-related securities;

•	changes in the frequency or amount of dividends or share repurchases;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings or litigation that involve or affect us;

•	domestic and international economic factors unrelated to our performance; or

•	general market conditions and, in particular, developments related to market conditions for the financial services industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results.

There May Be Future Sales or Other Dilution of Our Equity, Which May Adversely Affect the Market Price of Our Common Stock.

Except as described under the heading “Underwriting” below, we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common stock or of preferred stock, convertible securities or warrants or the exercise of such securities could be substantially dilutive to shareholders of our common stock. For example, exercise of the warrants we issued to the United States Treasury in connection with our participation in the CPP would dilute the value of our common stock. We can provide no assurances that we will decide or be able to repurchase the warrants in the future. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

You May Not Receive Dividends on our Common Stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, holders of our common stock are subject to the prior dividend rights of any holders of our preferred stock at any time outstanding or depositary shares representing such preferred stock then outstanding. Although we have historically declared cash dividends on our common stock, we are not required to do so. During 2009, we reduced the quarterly dividend on our common stock from $0.10 per share to $0.01 per share, where it remains at the most recent declaration in February 2011. In the future we may further reduce or eliminate our common stock dividend. This could adversely affect the market price of our common stock.

Subject to obtaining approval from the United States Treasury, we intend to repurchase the Series C Preferred Stock and Series D Preferred Stock issued to the United States Treasury with the proceeds from this offering together with other funds, including the proceeds from the proposed Senior Notes Offering, as described in “Use of Proceeds.” We currently anticipate based on discussion with our banking regulators that we will be permitted to repurchase the Series C Preferred Stock and Series D Preferred Stock following consummation of this offering; however, there can be no assurance when the Series C Preferred Stock and Series D Preferred Stock can be repurchased, if at all. Until such time as the Series C Preferred Stock and Series D Preferred Stock is repurchased, we will remain subject to the terms and conditions of the CPP and related documents which, among other things, require us to obtain regulatory approval to pay dividends on our common stock other than regular quarterly cash dividends of not more than $0.77 per share and, with some exceptions, to repurchase shares of our common stock. Further, our continued participation in the CPP subjects us to increased regulatory and legislative oversight, including with respect to executive compensation.

If We Do Not Receive Approval to Repurchase Our Series C and Series D Preferred Stock, the Consent of the United States Treasury May Be Required for Us to Increase Our Common Stock Dividend.

We currently have shares of Series C Preferred Stock and Series D Preferred Stock outstanding that were issued to the United States Treasury pursuant to the CPP. Prior to November 14, 2011, unless we have redeemed the Series C and Series D Preferred Stock or the United States Treasury has transferred the Series C and Series D Preferred Stock to a third party, the consent of United States Treasury will be required for us to declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.77 per share of common stock) or redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the purchase agreements associated with the issuance of these shares. In addition, these limitations may extend through December 31, 2011, unless we have redeemed the Series D Preferred Stock or the United States Treasury has transferred the Series D Preferred Stock to a third party prior thereto. Additionally, if we increase our dividend above $0.54 per share per quarter prior to the tenth anniversary of our participation in the CPP and the warrants issued in connection with our Series C and Series D Preferred Stock are then outstanding, then the exercise price and the number of shares to be issued upon exercise of the warrants issued in connection with our Series C and Series D Preferred Stock will be proportionately adjusted. The amount of such adjustment will be determined by a formula and depends in part on the extent to which we raise our dividend. These provisions could result in lower dividends than we may have otherwise declared in the absence of these restrictions.

Subject to obtaining approval from the United States Treasury, we intend to repurchase the Series C Preferred Stock and Series D Preferred Stock issued to the United States Treasury with the proceeds from this offering together with other funds, including the proceeds from the proposed Senior Notes Offering. We currently anticipate based on discussion with our banking regulators that we will be permitted to repurchase the Series C Preferred Stock and Series D Preferred Stock following consummation of this offering; however, there can be no assurance when the Series C Preferred Stock and Series D Preferred Stock can be repurchased, if at all. In addition, we can provide no assurances that we will decide or be able to repurchase the warrants issued in connection with our Series C and Series D Preferred Stock in the future.

Our Results of Operations and Our Ability to Fund Dividend Payments on Our Common Stock and All Payments on Our Other Obligations Depend Upon the Results of Operations of Our Subsidiaries.

We are a separate and distinct legal entity from our banking and non-banking subsidiaries. Our principal source of funds to make payments on securities is dividends from our banking subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that our banking and non-banking subsidiaries may pay to us without regulatory approval. In particular, dividend and other distributions from our bank to our holding company would require notice to or approval of the applicable regulatory authority. There can be no assurances that we would receive such approval.

In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of our banking subsidiaries, the applicable regulatory authority might deem us to be engaged in an unsafe or unsound practice if our banking subsidiaries were to pay dividends. The Federal Reserve has issued policy statements generally requiring insured banks and bank holding companies only to pay dividends out of current operating earnings.

Payment of dividends could also be subject to regulatory limitations if any of our banking subsidiaries became “under-capitalized” for purposes of the “prompt corrective action” regulations of the federal bank regulatory agencies that are the primary regulators of our banking subsidiaries. “Under-capitalized” is currently defined as having a total risk–based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or a core capital, or leverage, ratio of less than 3.0%. Throughout 2010, our banking subsidiaries were in compliance with all regulatory capital requirements and considered to be “well-capitalized” under applicable regulations. In addition, we expect that federal bank regulatory agencies will adopt heightened regulatory standards regarding capital requirements as a result of recent final rules released by the Basel Committee on Banking Supervision. More information on these expected requirements is contained in SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Furthermore, our right to participate in any distribution of assets of any of our subsidiaries upon its liquidation or otherwise, and thus your ability as a holder of the common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of such subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, our common stock is effectively subordinated to all existing and future liabilities and obligations of our subsidiaries.

Offerings of Debt, Which Would Be Senior to Our Common Stock Upon Liquidation, and/or Preferred Equity Securities Which May Be Senior to Our Common Stock for Purposes of Dividend Distributions or Upon Liquidation, May Adversely Affect the Market Price of Our Common Stock.

We may attempt to increase our capital resources or, if our or the capital ratio of any of our banking subsidiaries falls below the required minimums, we or such banking subsidiary could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium–term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and preferences, limitations and relative rights of each series, including dividend rates, terms of redemption, liquidation preferences, sinking fund requirements, conversion rights, voting rights, and whether the preferred stock can be issued as a share dividend with respect to another class or series of shares, all without any vote or other action on the part of shareholders.

Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock then outstanding.

Anti-Takeover Provisions Could Negatively Impact Our Shareholders.

Certain provisions of our articles of incorporation, bylaws and Georgia law could have the effect of preventing, delaying or discouraging an attempt to obtain control of us. See “Anti-takeover Provisions” in the section of this prospectus supplement entitled “Description of Capital Stock.”

RECENT DEVELOPMENTS

Repurchase of Series C and Series D Preferred Stock

In November 2008 we issued 35,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, having a liquidation preference of $100,000 per share, to the United States Treasury and in December 2008 we issued 13,500 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series D to the United States Treasury. These issuances were made pursuant to the CPP as part of the TARP. We issued to the United States Treasury in connection with each of the Series C Preferred Stock transaction and the Series D Preferred Stock transaction a ten-year warrant relating to the purchase of up to 11,891,280 shares of our common stock at an initial exercise price of $44.15 per share and the purchase of up to 6,008,902 shares of our common stock at an initial exercise price of $33.70 per share, respectively.

Subject to approval by the United States Treasury, we intend to redeem all the shares of our Series C Preferred Stock and Series D Preferred Stock. We will use the net proceeds from this offering together with the proceeds described below under “—Proposed Senior Notes Offering” and other funds for the redemption of the Series C Preferred Stock and Series D Preferred Stock. In connection with the redemption of the Series C Preferred Stock and Series D Preferred Stock if and as approved by the United States Treasury, we have agreed to undertake the common stock offering. If the repurchase of the Series C Preferred Stock and Series D Preferred Stock is completed, we may seek at a future date to repurchase the common stock warrants issued to the United States Treasury in connection with the Series C and Series D Preferred Stock issuances; however, we can provide no assurances that we will decide or be able to repurchase the warrants in the future.

In the period in which we repurchase the Series C Preferred Stock and Series D Preferred Stock, we will accelerate the accretion of the issuance discount on the Series C Preferred Stock and Series D Preferred Stock and record a corresponding reduction in retained earnings, resulting in a one-time, noncash reduction in the calculation of diluted earnings per common share (i.e., a reduction in net income available to common stockholders in an amount equal to the issuance discount accelerated). The issuance discount is due to the carrying value of the Series C Preferred Stock and Series D Preferred Stock being at a discount to their liquidation values as a result of the initial recognition of Series C Preferred Stock, Series D Preferred Stock and the related warrants based on their relative fair values at issuance. As of March 17, 2011, the amount of the remaining issuance discount on the Series C Preferred Stock and Series D Preferred Stock was $74 million.

Proposed Senior Notes Offering

Subject to market conditions, we intend to promptly commence the proposed Senior Notes Offering to fund, in part, our proposed redemption of the Series C Preferred Stock and Series D Preferred Stock. There can be no assurance that the proposed Senior Notes Offering will be completed and the Series C Preferred Stock and Series D Preferred Stock redeemed. The completion of this offering is not conditioned upon the completion of the proposed Senior Notes Offering. This prospectus supplement is not an offer to sell debt; any offer to sell debt will be made only by a separate prospectus supplement.

First Quarter 2011

While our first quarter is not yet complete and we plan to release our first quarter results in late April, the following list describes our current expectations for the first quarter of 2011:

•	we expect that we will experience continued modest net interest margin expansion due to lower deposit costs and efforts to enhance loan spreads;

•	we expect that average loans and deposits will be relatively stable compared to the fourth quarter of 2010;

•

we expect that core fees will be down an approximate low double digit percentage amount compared to the fourth quarter of 2010, due to market sensitive revenue, including (i) a decline in investment banking fees due in part to the first quarter being seasonally slower than the fourth quarter and (ii) mortgage production fees declining primarily due to higher interest rates resulting in lower origination volumes;

•	we expect that noninterest income will benefit from securities gains in amounts comparable to recent quarters;

•	we expect that noninterest expense will be modestly down from the fourth quarter of 2010;

•	we expect that net charge-offs will be stable to modestly down compared to the fourth quarter of 2010;

•	we expect that the reduction in our allowance for loan and lease losses (“ALLL”) will be similar to the ALLL release in the fourth quarter of 2010 subject to normal quarter-end evaluation; and

•

we expect a one time charge in this quarter of $74 million to net income available to common shareholders, or approximately $0.15 per share, related to the difference of the carrying value of the Series C and Series D Preferred Stock and the repayment amount.

The expectations described in this section are preliminary in nature and are based upon currently available information, and the line items described can be highly volatile. Accordingly, no assurance can be given that our financial results for the completed quarter will be consistent with our current expectations described above.

USE OF PROCEEDS

We expect to receive net proceeds from the offering of shares of our common stock of approximately $            , after estimated expenses and underwriting commissions. We intend to notify the United States Treasury of our intent to repurchase all of the shares of our Series C Preferred Stock and Series D Preferred Stock issued to the United States Treasury under the CPP. We currently anticipate based on discussion with our banking regulators that we will be permitted to repurchase the Series C Preferred Stock and Series D Preferred Stock following consummation of this offering. If permitted to do so, we expect to fund such repurchase with the proceeds of this offering, the proceeds of our proposed Senior Notes Offering and cash on hand. The Series C Preferred Stock and Series D Preferred Stock would each be repurchased at its $100,000 per share liquidation preference, plus accrued and unpaid dividends.

If we do not repurchase the Series C Preferred Stock and Series D Preferred Stock, then we may use the net proceeds of this offering and the proposed Senior Notes Offering for general corporate purposes. Pending the use of the net proceeds, we may invest the proceeds in highly liquid short term securities.

If we complete the repurchase of the Series C Preferred Stock and Series D Preferred Stock, we may in the future seek to repurchase the warrants that we issued to the United States Treasury as a result of our participation in the CPP at a price to be determined. However, we can provide no assurances that we will decide or be able to repurchase the warrants in the future.

REGULATORY CONSIDERATIONS

As a financial holding company and a bank holding company under the Bank Holding Company Act, SunTrust is subject to regulation, supervision and examination by the Federal Reserve. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries and specific information relevant to SunTrust, please refer to SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and the subsequent reports we file with the SEC, which are incorporated by reference in this prospectus supplement. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. As a result of this regulatory framework, SunTrust’s earnings are affected by actions of the Federal Reserve, the FDIC, which insures the deposits of our banking subsidiaries within certain limits, and the SEC, which regulates the activities of certain subsidiaries engaged in the securities business.

SunTrust’s earnings are also affected by general economic conditions, our management policies and legislative action.

In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on SunTrust’s business.

Depository institutions, like SunTrust’s bank subsidiaries, are also affected by various federal laws, including those relating to consumer protection and similar matters. SunTrust also has other financial services subsidiaries regulated, supervised and examined by the Federal Reserve, as well as other relevant state and federal regulatory agencies and self-regulatory organizations. SunTrust’s non-bank subsidiaries may be subject to other laws and regulations of the federal government or the various states in which they are authorized to do business.

No regulatory approvals are required to effect this common stock offering.

SELECTED FINANCIAL DATA

The following is selected consolidated financial data for SunTrust for the years ended December 31, 2010, 2009 and 2008.

The selected consolidated financial data for each of the years ended December 31, 2010, 2009 and 2008 are derived from our audited consolidated financial statements. Our consolidated financial statements for each of the three fiscal years ended December 31, 2010, 2009 and 2008 were audited by Ernst & Young LLP, an independent registered public accounting firm. The summary below should be read in conjunction with our audited consolidated financial statements, and the related notes thereto, and the other detailed information contained in our 2010 Annual Report on Form 10-K. For more information, see the section entitled “Where You Can Find More Information.”

(Dollars in millions, except per share amounts)	Year Ended December 31
	2010	2009	2008

Summary of Operations
Interest, fees, and dividend income	$6,343	$6,710	$8,328
Interest expense	1,489	2,244	3,708

Net interest income	4,854	4,466	4,620
Provision for credit losses	2,651	4,064	2,474

Net interest income after provision for credit losses	2,203	402	2,146
Noninterest income	3,729	3,710	4,473
Noninterest expense	5,911	6,562	5,879

Income/(loss) before benefit for income taxes	21	(2,450)	740
Benefit for income taxes	(185)	(898)	(67)

Net income/(loss) including income attributable to noncontrolling interest	206	(1,552)	807
Net income attributable to noncontrolling interest	17	12	11
Net income/(loss)	$189	$(1,564)	$796

Net income/(loss) available to common shareholders	$(87)	$(1,733)	$741
Net interest income-FTE(1)	4,970	4,589	4,737
Total revenue-FTE(1)	8,699	8,299	9,210

Net Income/(Loss) Per Average Common Share
Diluted	$(0.18)	$(3.98)	$2.12
Basic	(0.18)	(3.98)	2.12
Dividends declared per common share	0.04	0.22	2.85

Market Price
High	$31.92	$30.18	$70.00
Low	20.16	6.00	19.75
Close	29.51	20.29	29.54

(Dollars in millions)	Year Ended December 31
	2010	2009	2008

Selected Average Balances
Total assets	$172,375	$175,442	$175,848
Earning assets	147,187	150,908	152,749
Loans	113,925	121,041	125,433
Consumer and commercial deposits	117,129	113,164	101,333
Total shareholders’ equity	22,834	22,286	18,596

As of December 31
Total assets	$172,874	$174,165	$189,138
Earning assets	148,473	147,896	156,017
Loans	115,975	113,675	126,998
Allowance for loan and lease losses	2,974	3,120	2,351
Consumer and commercial deposits	120,025	116,303	105,276
Long-term debt	13,648	17,490	26,812
Total shareholders’ equity	23,130	22,531	22,501

Financial Ratios and Other Data
Return on average total assets	0.11%	(0.89)%	0.45%
Return on average total assets less net realized and unrealized securities gains(2)	0.01	(0.96)	0.05
Return on average common shareholders’ equity	(0.49)	(10.07)	4.20
Return on average realized common shareholders’ equity(2)	(1.53)	(11.12)	0.16
Net interest margin-FTE(1)	3.38	3.04	3.10
Efficiency ratio-FTE(1)	67.94	79.07	63.83
Allowance to year-end loans	2.58	2.76	1.86
Nonperforming assets to total loans plus OREO and other repossessed assets	4.08	5.33	3.49
Common dividend payout ratio(3)	N/A	N/A	135.6
Full-service banking offices	1,668	1,683	1,692
ATMs	2,918	2,822	2,582
Full-time equivalent employees	29,056	28,001	29,333
Average common shares—diluted (thousands)	498,744	437,486	350,183
Average common shares—basic (thousands)	495,361	435,328	348,919

Regulatory Capital Ratios
Tier 1 common equity	8.08%	7.67%	5.83%
Tier 1 capital ratio	13.67	12.96	10.87
Total risk-based capital ratio	16.54	16.43	14.04
Tier 1 leverage ratio	10.94	10.90	10.45

Reconcilement of Non-GAAP Measures
Return on average total assets	0.11%	(0.89)%	0.45%
Impact of excluding net realized and unrealized securities (gains)/losses and The Coca-Cola Company stock dividend	(0.10)	(0.07)	(0.40)

Return on average total assets less net realized and unrealized securities (gains)/losses and The Coca-Cola Company stock dividend	0.01%	(0.96)%	0.05%

Return on average common shareholders’ equity	(0.49)%	(10.07)%	4.20%
Impact of excluding net realized and unrealized securities (gains)/losses and The Coca-Cola Company stock dividend	(1.04)	(1.05)	(4.04)

Return on average realized common shareholders equity	(1.53)%	(11.12)%	0.16%

(1)	We present net interest income, total revenue, net interest margin and the efficiency ratio on a fully taxable equivalent (“FTE”) basis. The FTE basis adjusts for the tax-favored status of income from certain loans and investments. We believe this measure to be the preferred industry measurement of net interest income and it enhances comparability of net interest income arising from taxable and tax-exempt sources.

(2)	We present a return on average assets less net realized and unrealized gains on securities and a return on average realized common shareholders’ equity. The foregoing numbers primarily reflect adjustments to remove the effects of our securities portfolio which includes the ownership by us of common shares of The Coca-Cola Company. We use this information internally to gauge our actual performance in the industry. We believe that the return on average assets less the net realized and unrealized securities gains and the return on average realized common shareholders’ equity are more indicative of our performance because they more accurately reflect returns that are related to our core businesses which are primarily customer relationship and customer transaction driven. The return on average assets less net realized and unrealized gains on securities is computed by dividing net income/(loss), excluding securities (gains)/losses and The Coca-Cola Company stock dividend, by average assets less net unrealized securities gains. The return on average realized common shareholders’ equity is computed by dividing net income/(loss) available to common shareholders excluding net securities (gains)/losses and The Coca-Cola Company stock dividend by average realized common shareholders’ equity.

(3)	The common dividend payout ratio is not applicable in a period of net loss.

CAPITALIZATION

The following table sets forth the carrying amount of our capitalization, as of December 31, 2010:

•	On an actual basis;

•

As adjusted to give effect to the sale and issuance of approximately 36,814,159 shares of common stock in this offering at an assumed offering price of $28.25 per share for net proceeds of approximately $1.0 billion after deducting underwriting commissions and related expenses; and

•

As further adjusted to give effect to (i) an assumed sale of approximately $1.0 billion in aggregate principal amount of senior notes pursuant to the proposed Senior Notes Offering, for net proceeds of approximately $996 million after deducting underwriting commissions and related expenses (subject to market and other conditions); (ii) the redemption of our Series C Preferred Stock and our Series D Preferred Stock (which is subject to regulatory approval); and (iii) a charge to net income available to holders of our common stock of $80 million (as of December 31, 2010) resulting from the redemption of the Series C Preferred Stock and Series D Preferred Stock, representing the accretion of the discount on the Series C Preferred Stock and the Series D Preferred Stock upon liquidation.

This table should be read in conjunction with the information set forth under “Selected Financial Data” and our audited financial statements set forth in our Annual Report on Form 10-K for the year ended December 31, 2010, which are incorporated by reference into this document.

(Dollars in millions)	As of December 31, 2010
	Actual	As Adjusted	As Further Adjusted
Long-term debt
Subordinated notes and debentures	$2,787	$2,787	$2,787
Notes issued to trusts formed to issue trust preferred securities	2,350	2,350	2,350
Other long-term debt	8,511	8,511	9,511

Total long-term debt	13,648	13,648	14,648

Stockholders’ equity
Series A Preferred Stock, $100,000 Liquidation Preference; 1,725 shares outstanding	172	172	172
Series B Preferred Stock, $100,000 Liquidation Preference; no shares outstanding	—	—	—
Series C Preferred Stock, $100,000 Liquidation Preference; 35,000 shares outstanding	3,442	3,442	—
Series D Preferred Stock, $100,000 Liquidation Preference; 13,500 shares outstanding	1,328	1,328	—
Common Stock, $1.00 par value	515	552	552
Additional paid in capital	8,403	9,380	9,380
Retained earnings	8,542	8,542	8,462
Treasury stock, at cost, and other	(888)	(888)	(888)
Accumulated other comprehensive income, net of tax	1,616	1,616	1,616

Total shareholders’ equity	23,130	24,144	19,294

Total long-term debt and shareholders’ equity	$36,778	$37,792	$33,942

Capital Adequacy—Current U.S. Standards
Tier 1 common equity	8.08%	8.85%	8.79%
Tier 1 capital ratio	13.67	14.43	10.78
Total risk-based capital ratio	16.54	17.30	13.65
Tier 1 leverage ratio	10.94	11.55	8.63

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the NYSE under the symbol “STI.” As of February 7, 2011, there were 500,491,137 shares of our common stock issued and outstanding, held by approximately 35,800 shareholders of record. The following table sets forth for the periods indicated the range of the high and low reported sales prices of our common stock on the NYSE, and the cash dividends declared per share.

	High Sale Price	Low Sale Price	Dividends per Share
2011:
First Quarter (through March 17, 2011)	$33.14	$27.38	$0.01

2010:
Fourth Quarter	$29.82	$23.25	$0.01
Third Quarter	$27.05	$21.79	$0.01
Second Quarter	$31.92	$23.12	$0.01
First Quarter	$28.39	$20.16	$0.01

2009:
Fourth Quarter	$24.09	$18.45	$0.01
Third Quarter	$24.43	$14.50	$0.01
Second Quarter	$20.86	$10.50	$0.10
First Quarter	$30.18	$6.00	$0.10

On March 17, 2011, the last reported sale price of our common stock on the NYSE was $28.25 per share.

DIVIDEND POLICY

The payment of future dividends is subject to the discretion of our board of directors which will consider, among other factors, our operating results, overall financial condition, credit-risk considerations and capital requirements, as well as general business and market conditions. In the quarter ended September 30, 2009 we reduced the quarterly dividend on our common stock from $0.10 per share to $0.01 per share. In the future, we may further reduce or eliminate our common stock dividend. The Federal Reserve, in its expectation that a bank holding company act as a source of financial strength to its subsidiary banks, has reiterated the requirement to inform and consult with the Federal Reserve before paying dividends that could raise safety and soundness concerns.

Prior to November 14, 2011, unless we have repurchased our outstanding Series C and Series D Preferred Stock or the United States Treasury has transferred the Series C and Series D Preferred Stock to a third party, the consent of United States Treasury will be required for us to declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.77 per share of common stock) or redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the purchase agreements associated with the issuance of these shares. These limitations may extend through December 31, 2011, unless we have redeemed the Series D Preferred Stock or the United States Treasury has transferred the Series D Preferred Stock to a third party prior thereto. Additionally, if we increase our dividend above $0.54 per share per quarter prior to the tenth anniversary of our participation in the CPP, then the exercise price and the number of shares to be issued upon exercise of the warrants issued in connection with our Series C and Series D Preferred Stock will be proportionately adjusted. The amount of such adjustment will be determined by a formula and depends in part on the extent to which we raise our dividend. These provisions could result in lower dividends than we may have otherwise declared in the absence of these restrictions.

Subject to obtaining approval from the United States Treasury, we intend to repurchase the Series C Preferred Stock and Series D Preferred Stock issued to the United States Treasury with the proceeds from this offering together with other funds, including the proceeds from the proposed Senior Notes Offering. We currently anticipate based on discussion with our banking regulators that we will be permitted to repurchase the Series C Preferred Stock and Series D Preferred Stock following consummation of this offering; however, there can be no assurance when the Series C Preferred Stock and Series D Preferred Stock can be repurchased, if at all. In addition, we can provide no assurances that we will decide or be able to repurchase the warrants issued in connection with our Series C and Series D Preferred Stock in the future.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Georgia law and our articles of incorporation and bylaws. You should review these materials for a complete statement of the rights and terms of the common stock and for additional information before you buy any shares of our common stock. See “Where You Can Find More Information.”

General

Under our articles of incorporation, we are authorized to issue 800,000,000 shares of capital stock, which consists of 750,000,000 shares of common stock, par value $1.00 per share, and 50,000,000 shares of preferred stock, no par value per share. As of December 31, 2010, there were 500,435,823 shares of common stock issued (including 14,230,772 shares held in treasury). Our common stock is listed on the New York Stock Exchange under the symbol “STI.”

Common Stock

Voting and Other Rights. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled or permitted to vote. There is no cumulative voting for the election of directors. As described below, our articles of incorporation require a special shareholder vote to approve business combinations, including mergers, consolidations and sales of assets, involving interested shareholders.

No Preemptive Rights. Holders of shares of our common stock do not have preemptive rights to subscribe for or to purchase any additional shares of our stock or securities or any conversion or redemption rights.

Distributions. Holders of shares of our common stock are entitled to receive dividends when declared by our board of directors out of funds legally available therefor, subject to the rights of the holders, if any, of our preferred stock or depositary shares representing such preferred stock then outstanding. As a bank holding company, our ability to pay distributions is affected by the ability of our banking subsidiaries to pay dividends. The ability of these banking subsidiaries, as well as us, to pay dividends in the future currently is, and could be further, influenced by bank regulatory requirements and capital guidelines.

Assets upon Dissolution. In the event of liquidation, holders of our common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders of our preferred stock or depositary shares representing such preferred stock then outstanding.

Restrictions on Ownership. The Bank Holding Company Act of 1956, as amended, requires any bank holding company (as defined in that act) to obtain the prior approval of the Board of Governors of the Federal Reserve System to acquire more than 5% of our outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Board of Governors of the Federal Reserve System to acquire 10% or more of our outstanding common stock under the Change in Bank Control Act. Any holder of 25% or more of our outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the Bank Holding Company Act of 1956.

Validly Issued, Fully Paid and Nonassessable. Our outstanding shares of common stock are validly issued, fully paid and nonassessable.

Preferred Stock and Warrants

Our articles of incorporation authorize our board of directors to provide for the issuance of preferred stock in one or more series, without shareholder action. Our board of directors is authorized to fix the designation, powers, preferences and rights, and the qualifications, limitations and restrictions of the shares of each series of preferred stock we issue. For each series of preferred stock, the board is permitted to specify the designation of each series and the number of shares in the series; the rate of dividends payable on the series; the timing of the dividend payments and the date from which dividends accumulate; whether the shares of the series can be redeemed and, if applicable, the terms and conditions for redemption; the liquidation preference and amount for the series; any conversion rights and, if applicable, the terms and conditions for conversion; and the voting rights, if any, for the series.

Series A Preferred Stock. We have issued depositary shares representing ownership interests in 5,000 shares of Perpetual Preferred Stock, Series A, with a $100,000 liquidation preference per share, or Series A Preferred Stock. The Series A Preferred Stock is not convertible into our common stock or any other class or series of our securities and will not be subject to any sinking fund or other similar obligation for their repurchase or retirement. Dividends on the Series A Preferred Stock, if declared, will accrue and be payable quarterly at a rate per annum equal to the greater of three-month LIBOR plus 0.53%, or 4.00%. Dividends on the shares are non-cumulative. Shares of the Series A Preferred Stock have priority over our common stock with regard to the payment of dividends. On or after September 15, 2011, the Series A Preferred Stock will be redeemable at our option at a redemption price equal to $100,000 per share, plus any declared and unpaid dividends. The Series A Preferred Stock does not have any voting rights other than with respect to certain limited matters, including the right (together with all other holders of preferred stock) to elect two directors if we fail to pay six quarterly dividends, the right to vote on matters that could adversely affect the holders of the Series A Preferred Stock and on certain other matters to the extent required by law.

Series B Preferred Stock. In connection with the issuance of preferred purchase securities by one of our wholly owned trust subsidiaries, we designated a series of preferred stock, consisting of 5,010 designated shares of Perpetual Preferred Stock, Series B, with a $100,000 liquidation preference per share, or Series B Preferred Stock. The Series B Preferred Stock is expected to be issued pursuant to stock purchase contracts in the future to our wholly owned trust subsidiary. The Series B Preferred Stock will not be convertible into our common stock or any other class or series of our securities and will not be subject to any sinking fund or any other similar obligation for their repurchase or retirement. Dividends on the Series B Preferred Stock, if such shares are outstanding and dividends are declared, will accrue and be payable semi-annually prior to December 15, 2011 and quarterly, thereafter. These dividends will be calculated (a) if the Series B Preferred Stock is issued prior to December 15, 2011, at a rate per annum equal to 5.853% until December 15, 2011, and (b) thereafter, at a rate per annum that will be reset quarterly and will equal the greater of (i) three-month LIBOR for the applicable dividend period plus 0.645% and (ii) 4.00%. Dividends on the shares are non-cumulative. Shares of the Series B Preferred Stock will have priority over our common stock with regard to the payment of dividends. On or after the later of December 15, 2011 and the stock purchase date under the stock purchase contracts associated with these shares (which we expect to be December 15, 2011, but may in certain circumstances be an earlier date or be deferred for quarterly periods until as late as December 15, 2012), the Series B Preferred Stock will be redeemable at our option at a redemption price equal to $100,000, plus an amount equal to any declared and unpaid dividends. Our right to redeem the Series B Preferred Stock once issued is subject to the prior approval of the Federal Reserve and certain other contractual obligations set forth in a replacement capital covenant we entered into at the time the preferred purchase securities were issued. The Series B Preferred Stock does not have any voting rights other than with respect to certain limited matters, including the right (together with all other holders of preferred stock) to elect two directors if we fail to pay six quarterly dividends, the right to vote on matters that could adversely affect the holders of the Series B Preferred Stock and on certain other matters to the extent required by law.

Series C Preferred Stock and Series D Preferred Stock. As part of the CPP established under the EESA, we entered into separate purchase agreements with the United States Treasury pursuant to which we issued and sold to the United States Treasury 35,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, having a liquidation preference of $100,000 per share, or Series C Preferred Stock, and 13,500 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series D, or Series D Preferred Stock. We issued to the United States Treasury in connection with each of the Series C Preferred Stock transaction and the Series D Preferred Stock transaction a ten-year warrant relating to the purchase of up to 11,891,280 shares of our common stock at an initial exercise price of $44.15 per share and the purchase of up to 6,008,902 shares of our common stock at an initial exercise price of $33.70 per share, respectively. Cumulative dividends on the Series C Preferred Stock and Series D Preferred Stock will accrue on the liquidation preference at a rate per annum of 5% for the first five years, and at a rate per annum of 9% thereafter, but will be paid only if, as, and when declared by our board of directors. The Series C Preferred Stock and the Series D Preferred Stock have no maturity date and rank senior to our common stock (and pari passu with our other authorized series of preferred stock) with respect to the payment of dividends and distributions and amounts payable upon our liquidation, dissolution, and winding up. The Series C Preferred Stock and the Series D Preferred Stock do not have any voting rights other than with respect to certain limited matters, including the right (together with all other holders of preferred stock) to elect two directors if we fail to pay six quarterly dividends, the right to vote on matters that could adversely affect the holders of the Series C Preferred Stock or Series D Preferred Stock, as applicable, and on certain other matters to the extent required by law. Our ability to repurchase both the Series C Preferred Stock and the Series D Preferred Stock is subject to certain limitations set forth in the purchase agreements relating thereto, including regulatory approval.

Prior to November 14, 2011, unless we have repurchased the Series C and Series D Preferred Stock or the United States Treasury has transferred the Series C and Series D Preferred Stock to a third party, the consent of the United States Treasury will be required for us to declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.77 per share of common stock) or redeem, purchase or acquire any shares of our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the purchase agreements associated with the issuance of these shares. These limitations may extend through December 31, 2011, unless we have repurchased the Series D Preferred Stock or the United States Treasury has transferred the Series D Preferred Stock to a third party prior thereto.

We intend to repurchase all of the shares of our Series C and Series D Preferred Stock and, if permitted to do so, we expect to fund such repurchase with the proceeds of this offering, the proposed Senior Notes Offering, and other funds. The Series C and Series D Preferred Stock would each be repurchased at its $100,000 per share liquidation preference, plus accrued and unpaid dividends.

Anti-takeover Provisions

Certain provisions of our articles of incorporation, bylaws and Georgia law could have the effect of preventing, delaying or discouraging an attempt to obtain control of us.

Our articles of incorporation and bylaws include the following provisions which may impact the ability of a third party to obtain control of us:

•

Unless approved by three-fourths of all of our directors or if the transaction meets certain fair price criteria set forth in our articles of incorporation, our articles of incorporation provide that any business combination with an interested shareholder requires the affirmative vote of at least 75% of our then outstanding common stock, including the affirmative vote of the holders of at least 75% of our then outstanding common stock not beneficially owned by the interested shareholder.

•

Our articles of incorporation require an affirmative vote of at least 75% of the outstanding shares entitled to vote (including the affirmative vote of at least 75% of the outstanding shares other than those beneficially held by any interested shareholder) to alter or amend the fair price provisions of our articles of incorporation.

•

Our articles of incorporation authorize our board of directors to provide for the issuance of “blank-check” preferred stock in one or more series, without shareholder action. Our board of directors is authorized to fix the designation, powers, preferences and rights, and the qualifications, limitations and restrictions of the shares of each series of preferred stock we issue.

•

Our bylaws contain an advance notice provision providing that any shareholder may present a nomination for a directorship or a proposal for consideration at an annual meeting or special meeting of shareholders only if advance notice of the nomination or proposal has been delivered to us not less than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of shareholders. If the date of the annual meeting is advanced more than 30 days before, or delayed by more than 30 days after, the anniversary of our preceding year’s annual meeting, then in order to be considered timely, a shareholder’s notice must be received by the 10th day following the earlier of the day on which notice of the scheduled date of the meeting was mailed to shareholders or publicly disclosed thereto.

•

Our bylaws provide that any director or the entire board of directors may be removed, with or without cause, but only by the affirmative vote of the holders of 75% of the outstanding shares of our common stock, including the affirmative vote of at least 75% of the outstanding shares of our common stock not beneficially owned by an interested shareholder.

•

Our board of directors may amend, adopt or repeal the bylaws or adopt new bylaws by a majority vote of all directors, but any bylaws adopted by our board of directors may be amended, altered or repealed by the shareholders. In addition, our articles of incorporation provide that the affirmative vote by at least 75% of the outstanding shares entitled to vote is required (including the affirmative vote by at least 75% of the outstanding shares other than those beneficially owned by any interested shareholder) to alter or amend certain provisions in our bylaws relating to directors.

•	Our articles of incorporation also include a social responsibility provision, which would permit our board of directors to consider certain non-economic impacts of a proposed transaction.

With respect to Georgia law.

•

we have elected to be covered by the Business Combinations Statute, which generally prohibits an interested shareholder from completing a business combination with us for five years without approval of our board of directors, including mergers, consolidations and sales of assets; and

•

unless elected otherwise in a Georgia corporation’s articles of incorporation, shareholders may act by written consent only through the unanimous consent of all shareholders. We have not made an election to allow action by less than unanimous written consent of our shareholders.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain U.S. federal income and estate tax consequences relevant to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) as of the date hereof. This summary deals only with non-U.S. holders that acquire our common stock in this offering and hold our shares as a capital asset.

For purposes of this summary, a non-U.S. holder means a beneficial owner of our common stock that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) and is not any of the following for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, or be subject to differing interpretations, so as to result in U.S. federal tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal tax consequences to you in light of your particular circumstances. In addition, it does not address the U.S. federal tax consequences to you if you are subject to special treatment under the U.S. federal tax laws (including if you are a bank or other financial institution, insurance company, broker or dealer in securities, tax-exempt organization, foreign government or agency, U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” or a person who holds our common stock in a straddle or as part of a hedging, conversion or constructive sale transaction). Except where noted, this summary does not address any taxes other than U.S. federal income tax. We cannot assure you that a change in law will not alter significantly the tax consequences that we describe in this summary.

If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

Dividends

Dividends paid to a non-U.S. holder of our common stock (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected dividends to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who is entitled to and wishes to claim the benefits of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, generally will be required to (i) complete Internal Revenue Service, or IRS, Form W-8BEN (or an acceptable substitute form) and make certain certifications, under penalty of perjury, to establish its status as a non-U.S. person and its entitlement to treaty benefits or (ii) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder (in which case, for a non-U.S. holder that is a foreign corporation, the branch profits tax described above may also apply), (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

We believe we currently are not, and do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to information reporting and, depending upon the circumstances, backup withholding unless the non-U.S. holder certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the holder is a United States person) or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. Payments subject to withholding tax will not also be subject to backup withholding tax.

Additional Withholding Tax on Certain Payments Made After December 31, 2012

Under legislation enacted in 2010, dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a “foreign financial institution” (as specially defined for this purpose) generally will be subject to U.S. federal withholding tax of 30%, unless the institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of the institution (including certain equity and debt holders of the institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation generally also provides for a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign entity that is not a foreign financial institution, unless the entity provides the withholding agent either with (i) a certification identifying the substantial U.S. owners of the entity, which generally include any U.S. person who directly or indirectly owns more than 10 percent of the entity (or more than zero percent in the case of some entities), or (ii) a certification that the entity does not have any substantial U.S. owners. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of any taxes withheld under this legislation. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the common stock. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax under the Code or penalties or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S or other laws (“Similar Laws”).

The acquisition of the common stock by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which SunTrust or any of its affiliates is or becomes a party in interest or disqualified person may result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code, unless the common stock are acquired and held pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase of the common stock. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the common stock, provided that neither the issuer of the common stock nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser of the common stock or any interest therein will be deemed to have represented by its purchase of the common stock or any interest therein that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the common stock on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase of the common stock will not constitute a non-exempt prohibited transaction or a similar violation under any applicable Similar Laws. Any person making the decision to invest in the common stock on behalf of a Plan or Plan Asset Entity will, by purchasing the common stock, be deemed to have also represented that (1) the purchaser will pay no more than adequate consideration in connection with the purchase of the common stock, (2) neither SunTrust nor any of its affiliates is a “fiduciary” (within the meaning of ERISA or any Similar Laws) with respect to the purchaser in connection with the purchaser’s acquisition of or investment in the common stock and (3) no advice provided by SunTrust or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the purchase of the common stock.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the common stock on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase under Similar Laws, as applicable. Purchasers of the common stock have exclusive responsibility for ensuring that their purchase and holding of the common stock do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any common stock to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

Representation

Any purchaser of common stock or any interest therein represents by its purchase of the common stock that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and it is not purchasing the common stock on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase of the common stock will not constitute a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or under any applicable Similar Laws. Any person making the decision to invest in the common stock on behalf of a Plan or Plan Asset Entity also represents that by purchasing the common stock, (1) the purchaser will pay no more than adequate consideration in connection with the purchase of the common stock, (2) neither SunTrust nor any of its affiliates is a “fiduciary” (within the meaning of ERISA or any Similar Laws) with respect to the purchaser in connection with the purchaser’s acquisition of or investment in the common stock and (3) no advice provided by SunTrust or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the purchase of the common stock.

UNDERWRITING

SunTrust Banks, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and SunTrust Robinson Humphrey, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
SunTrust Robinson Humphrey, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us.

Paid by Us

Per share	$
Total	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and other parties have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters must close out any short position by purchasing shares in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 200, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

SunTrust Robinson Humphrey, Inc., our subsidiary, is participating in this offering of common stock as an underwriter. Accordingly, this offering is being conducted in compliance with the provisions of FINRA Rule 5121. SunTrust Robinson Humphrey, Inc. is not permitted to sell the common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the customer to which the account relates.

In the future, SunTrust Robinson Humphrey, Inc. or our other affiliates may repurchase and resell our common stock in market-making transactions, with resales being made at prices related to prevailing market prices at the time of the resale or at negotiated prices.

VALIDITY OF THE SHARES

The validity of the shares of common stock offered hereby will be passed upon for us by King & Spalding LLP, Atlanta, Georgia and for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP will rely as to matters of Georgia law upon the opinions of King & Spalding LLP and Raymond D. Fortin, Esq., Corporate Executive Vice President, General Counsel and Corporate Secretary of SunTrust. As of March 3, 2011, Mr. Fortin owned 234,445 shares of our common stock inclusive of options to purchase 128,613 shares of our common stock, which he is deemed to beneficially own in accordance with Rule 13d-3, and inclusive of 69,026 shares of restricted stock which remain subject to forfeiture until vested. Sullivan & Cromwell LLP regularly performs legal services for SunTrust and its affiliates.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2010, 2009 and 2008 and the effectiveness of our internal control over financial reporting as of December 31, 2010, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements and our management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

PROSPECTUS

SunTrust Banks, Inc.

Senior Debt Securities

Subordinated Debt Securities

Junior Subordinated Debt Securities

Purchase Contracts

Units

Warrants

Depositary Shares

Preferred Stock

Common Stock

Guarantees

SunTrust Capital X

SunTrust Capital XI

SunTrust Capital XII

SunTrust Capital XIII

SunTrust Capital XIV

SunTrust Capital XV

SunTrust Capital XVI

SunTrust Capital XVII

Trust Preferred Securities

The securities listed above may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling securityholders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement.

This prospectus may not be used to sell securities unless accompanied by the applicable prospectus supplement.

These securities will be our equity securities or unsecured obligations, will not be savings accounts, deposits or other obligations of any bank or savings association, and will not be insured by the Federal Deposit Insurance Corporation, the bank insurance fund or any other governmental agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 3, 2009

Unless the context requires otherwise, references to (1) “we,” “us,” “our” or similar terms are to SunTrust Banks, Inc. and its subsidiaries and (2) the “Trusts” are to SunTrust Capital X, SunTrust Capital XI, SunTrust Capital XII, SunTrust Capital XIII, SunTrust Capital XIV, SunTrust Capital XV, SunTrust Capital XVI and SunTrust Capital XVII, Delaware statutory trusts and the issuers of the trust preferred securities.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we and the Trusts filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf registration statement, we may sell, either separately or together, senior debt securities, subordinated debt securities, junior subordinated debt securities, purchase contracts, units, warrants, preferred stock, depositary shares representing interests in preferred stock, and common stock in one or more offerings. The Trusts may sell trust preferred securities representing undivided beneficial interests in the Trusts, which may be guaranteed by SunTrust, to the public.

Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-3000.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other

1

than, in each case, information that is deemed not to have been filed in accordance with SEC rules), until we sell all the securities offered by this prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•

Current Reports on Form 8-K dated November 14, 2008 (Form 8-K/A filed on January 5, 2009), January 1, 2009, January 7, 2009, January 22, 2009 (except Items 2.02 and 7.01 and the related Exhibits 99.1 and 99.2 included in Item 9.01), February 10, 2009, February 10, 2009 (Form 8-K/A filed on April 2, 2009), April 28, 2009, May 6, 2009, May 15, 2009, June 1, 2009, June 8, 2009, June 17, 2009 and June 25, 2009;

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the description of SunTrust’s Perpetual Preferred Stock, Series A, no par value and $100,000 liquidation preference per share, contained in our Registration Statement on Form 8-A, under Section 12(b) of the Exchange Act, filed September 12, 2006, including any amendment or report filed for the purpose of updating such description; and

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the description of SunTrust’s common stock, $1.00 par value per share, contained in our Registration Statement on Form 8-A, under Section 12(b) of the Exchange Act, filed March 5, 2003, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing or calling us at the following address:

SunTrust Banks, Inc.

303 Peachtree Street, NE

Atlanta, Georgia 30308

Telephone: 404-658-4879

Attn: Corporate Secretary

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement or any document incorporated by reference is accurate as of any date other than the dates of the applicable documents.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, some legal matters will be passed upon for us by our counsel, King & Spalding LLP or by Raymond D. Fortin, Corporate Executive Vice President, General Counsel and Corporate Secretary of SunTrust. Richards, Layton & Finger, P.A., special Delaware counsel to the Trusts, will pass upon certain legal matters for the Trusts. As of September 1, 2009, Mr. Fortin beneficially owned 163,125 shares of SunTrust common stock (which amount includes 136,139 shares that are subject to options or are otherwise forfeitable but which Mr. Fortin is deemed to own pursuant to Rule 13d-3). Any underwriters will be represented by their own legal counsel.

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EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements as of December 31, 2008 are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The financial statements for the year ended December 31, 2006 incorporated by reference in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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                     Shares

SunTrust Banks, Inc.

Common Stock

Goldman, Sachs & Co.        Morgan Stanley         SunTrust Robinson Humphrey